Exhibit 99.1
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PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
RESIGNATION OF SUPERVISOR
PetroChina Company Limited (the “Company”) has been notified by Mr Li Yuan, an independent supervisor of the Company, of his resignation as independent supervisor of the Company due to personal reasons. Mr Li confirmed that he has no disagreement with the board of directors of the Company (the “Board”), the supervisory committee of the Company and the Company. Except some recent media reports in respect of Mr Li’s involvement in disciplinary proceedings due to his misconduct, there are no other matters in relation to his resignation that need to be brought to the attention of the shareholders of the Company. The resignation of Mr Li has taken immediate effect.

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board
Beijing, the PRC
15 June 2011
As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.

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